AIGO HOLDING LIMITED

4th floor, Building No. 26, Ju Yuan Zhou Garden

Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town

Fuzhou City, Fujian Province, China 350028

Via Edgar

August 26, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re: Aigo Holding Limited

Draft Registration Statement on Form F-1

Submitted June 28, 2024

CIK No. 0002025255

Dear Mr. Friedman, Ms. Brilland, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on June 28, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement of Form F-1 Submitted June 28, 2024

Cover Page

1.	Please revise disclosure regarding your post-offering ownership structure to identify Fufei Lin as the CEO of your company and quantify the percentage of aggregate voting power he will control. State, if true, that Mr. Lin will control the outcome of any matter requiring shareholder approval, and clarify whether you intend to rely upon any “controlled company” exemptions from listing standards upon consummation of the offering. Make conforming revisions in the prospectus summary and related risk factor so that all of this information is presented there as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11 and 42 of the Revised Draft Registration Statement accordingly.

2.	Where you discuss your holding company corporate structure, revise to disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5 and 29 of the Revised Draft Registration Statement accordingly.

3.	Where you discuss being subject to PRC laws and regulations, revise to state that there are legal and operational risks associated with your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, while we note your statement that the potential impact of certain recent statements and regulatory actions by China’s government is “uncertain,” please elaborate on how these may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Lastly, please revise to cross-reference individual risk factors, rather than the broad “Risks Related to Our Legal and Regulatory Environment” section.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5 and 30 of the Revised Draft Registration Statement accordingly.

4.	We note your discussion of transfers of cash through your organization, as well as your statement that your Cayman Islands holding company has not paid dividends to shareholders to date. Please further state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised disclosure on the cover page and pages 9 and 48 of the Revised Draft Registration Statement accordingly.

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised disclosure on the cover page and pages 9 and 35 of the Revised Draft Registration Statement accordingly.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised disclosure on the cover page and page 9 of the Revised Draft Registration Statement accordingly.

7.	Please expand your discussion of limitations on your ability to transfer cash between you, your subsidiaries, and investors. In this regard, we note that you reference “certain restrictions under the applicable local laws, including the laws of China,” without additional information on the nature of these restrictions. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised disclosure on the cover page and page 9 and 34 of the Revised Draft Registration Statement accordingly.

8.	Please highlight the cross-reference to the risk factors section on the cover page by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has highlighted the cross-reference to the risk factors section on the cover page of the Revised Draft Registration Statement by prominent type.

Prospectus Summary

Overview, page 1

9.	Please revise to provide a more thorough and balanced description of your financial condition in the prospectus summary. In this regard, we note that you highlight increases in your revenues and gross profit from 2022 to 2023 but do not acknowledge your lower net income in 2023 and net loss in 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 78 of the Revised Draft Registration Statement accordingly.

Risks related to our Company

Risks related to our legal and regulatory environment, page 3

10	Where you discuss the significant regulatory, liquidity, and enforcement risks associated with your operations in China, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor, provide a cross-reference to the relevant individual risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, and 30-31 of the Revised Draft Registration Statement accordingly.

Our Corporate History and Structure, page 4

11.	Please relocate your diagram of the company’s corporate structure so that it is located early in the prospectus summary. Please also revise the diagram to identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. State, if true, that you do not use a variable interest entity (VIE) structure.

Response: In response to the Staff’s comment, the Company has relocated the diagram to page 3 and revised the diagram on pages 3 and 52 of the Revised Draft Registration Statement accordingly.

Cash transfers and dividend distributions, page 6

12.	Please confirm whether your statement that “no assets were transferred between [y]our company and a subsidiary” in 2022 and 2023 encompasses transfers of cash, and expand to provide such disclosure up to the date of the prospectus. Please also confirm whether the dividends paid by Fuzhuo Aigostar have been the only dividends or distributions between the holding company, subsidiaries, and investors to date, and address the tax consequences of such dividends. Provide a cross-reference to the consolidated financial statements. Additionally, please describe the “currency exchange control measures imposed by the PRC government,” “certain restrictions under…laws of the PRC” impacting loans and capital contributions to subsidiaries, and any other restrictions or limitations on your ability to transfer cash between entities, across borders, and to U.S. investors or your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, Company has revised the disclosure on the cover page and page 9 of the Revised Draft Registration Statement accordingly.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 6

13.	Disclose each of the “certain licenses, permits and approvals from relevant governmental authorities” that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. Confirm whether the filing requirement with the China Securities Regulatory Commission (CSRC) is the only permission or approval required to offer the securities being registered to foreign investors, and state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC). State affirmatively whether you have received all requisite permissions and approvals and whether any permissions or approvals have been denied. In this regard, you state that you “have obtained licenses, permits and registrations…necessary and material for [y]our business operations in China,” but the disclosure here should not be qualified by materiality. Describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note that you address these possibilities but do not describe potential consequences.

In response to the Staff’s comment, Company has revised the disclosure on pages 7-9 and 36-38 of the Revised Draft Registration Statement accordingly.

14.	It is unclear whether you have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors, as you reference PRC counsel elsewhere but not in this section. If you have not relied upon an opinion of counsel, state as much and explain why such an opinion was not obtained. If you have relied upon an opinion of counsel, revise to clarify as much.

In response to the Staff’s comment, Company has revised the disclosure on pages 7-9 of the Revised Draft Registration Statement accordingly.

Implications of Being a Foreign Private Issuer, page 7

15.	Disclose here, as you do in the Management section beginning at page 102, that you plan to take advantage of certain “home country practice” exemptions from Nasdaq listing rules, and briefly summarize the exemptions upon which you intend to rely. Similarly revise risk factor disclosure related to your status as a foreign private issuer.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 10-11 and 41-42 accordingly.

Risk Factors, page 13

16.	Please revise to include a risk factor regarding the material weaknesses that you have identified in your internal control over financial reporting, as discussed at page 57. Explain your remediation plan and disclose whether there is a timeline for such plan and any associated material costs.

In response to the Staff’s comment, the Company has revised the disclosure on page 5, 28-29 of the Revised Draft Registration Statement accordingly.

Risks Related to Our Business and Industry

Changes in external economic environment may decrease the demand for our products..., page 14

17.

We note your statement that you “have experienced failure to achieve financial goals primarily due to the outbreak of the Russian-Ukraine war.” Please provide further information to explain how the Russian-Ukraine war has impacted your results of operations. To the extent applicable, disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine.

Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

In response to the Staff’s comment, the Company has revised disclosure on page 16 of the Revised Draft Registration Statement accordingly.

Risks Related to Our Legal and Regulatory Environment

The PRC government may intervene in or influence our operations in China..., page 25

18.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We note that you state here, “…if we were to become subject to the direct intervention or influence of the Chinese government…,” but it appears from disclosure elsewhere that PRC laws and regulations already impact your business operations in China. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. In this regard, this risk factor inappropriately focuses on oversight over third party suppliers in China rather than your own operations. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages 5, and 30-31 of the Revised Draft Registration Statement accordingly.

Complying with evolving laws and regulations regarding cybersecurity..., page 27

19.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please expand this or another risk factor to specifically address how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised disclosure on pages 33-34 of the Revised Draft Registration Statement accordingly.

Use of Proceeds, page 39

20.	We note your disclosure that approximately 20% of net proceeds will be used for “purchasing warehouses for existing markets and establishing a warehousing system in new markets.” If you will directly or indirectly acquire assets outside of the ordinary course of business, revise to briefly describe the assets and their cost. We further note that approximately 20% of net proceeds may be used for “acquisitions of, or investments in, other businesses or technologies.” To the extent you have identified any particular businesses as acquisition targets, provide information on the status of the acquisition. Refer to Item 3.C.3 and Item 3.C.4 of Form 20-F. Additionally, please revise your risk factor regarding use of proceeds at page 34 to reflect that you also intend to use the proceeds of the offering to expand your warehousing facilities.

In response to the Staff’s comment, the Company has revised disclosure on pages 41 and 47 of the Revised Draft Registration Statement accordingly.

Enforcement of Civil Liabilities, page 43

21.	If one or more of your directors, officers, or members of senior management are located in the PRC or Hong Kong, revise to state that is the case and identify the relevant individuals. Make conforming revisions in the risk factor related to enforceability at page 33.

In response to the Staff’s comment, the Company has revised disclosure on pages 40 and 51 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

22.	We note you present convenience translations to USD when discussing your period over period results. Please note convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period. Please revise to remove prior year convenience translation amounts from your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54-67 of the Revised Draft Registration Statement accordingly.

Results of Operations, page 52

23.	Please revise to discuss and quantify material factors which impacted your results of operations within your discussion of your period over period results. For example, we note from your disclosure within the Business section on page 73, your growth in online sales was attributed to increases in the number of customers and average revenue per user. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of the Revised Draft Registration Statement accordingly.

Industry Overview, page 60

24.	We note your disclosure that the information in this section is derived from an industry report commissioned by you and prepared by China Insights Consultancy. Please file as an exhibit to the registration statement the written consent of China Insights Consultancy required by Rule 436 under the Securities Act.

In response to the Staff’s comment, the Company has filed the written consent of China Insights Consultancy as an exhibit to the Revised Draft Registration Statement.

Business, page 70

25.	Certain disclosure in the prospectus implies that you rely on various third parties, aside from your suppliers, for the successful operation of your business. For example, at page 16 you state, “Despite our efforts to make our IoT products fully independent...we still need to rely on third-party service provider for our IoT integration at the current stage and in the near future.” Additionally, we note your disclosure that you rely on third party e- commerce platforms for a majority of your online sales, and we further note that MD&A states that growth in revenue from your online business in the year ended December 31, 2023 was “mainly attributable to Amazon.” Please revise to identify any third parties upon which you depend and clarify whether you have entered into agreements or arrangements with them. To the extent you have, disclose the material terms of such agreements and file them as exhibits to the registration statement or explain why you are not required to do so. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised disclosure on pages 82, 85 and 89 of the Revised Draft Registration Statement accordingly, and has filed its agreement with Amazon as an exhibit to the Draft Registration Statement.

Overview, page 70

26.	Your statement here and elsewhere that you “systematically procured over 4,000 stores” may be read to suggest that you own such stores, which does not appear to be the case based on supplemental disclosure at pages 72 and 84. Please revise to clarify whether you intend to imply ownership of these stores. Additionally, where you reference “Project Falcon” in isolation at page 47, please provide context so that investors understand this initiative.

In response to the Staff’s comment, the Company has revised disclosure on Pages 1, 55, 78 and 80 of the Revised Draft Registration Statement accordingly.

Our Strategies, page 74

27.	We note that “enhanced focus and investment in IoT product offerings” is identified as a key strategic focus, as well as your statements elsewhere that you “anticipate spending significant resources” in connection with this key strategy and that 30% of the offering proceeds will be used for “research and development of new product lines, including the development of hardware and upgrading of our products.” Please revise to provide additional information about your plan to grow your IoT product offerings, including your estimated timeline for such growth and any associated capital requirements. Clarify whether any collaborations with “industrial peers and research institutions” are currently contemplated. Ensure that any material risks associated with this growth strategy are disclosed.

In response to the Staff’s comment, the Company has revised disclosure on pages 82 and 85 of the Revised Draft Registration Statement accordingly.

Our Manufacturers, page 78

28.	Provide additional information regarding the material terms of your typical agreements or arrangements with manufacturers and suppliers, including whether you enter into long-term agreements with such suppliers. Additionally, we note that your statement here that, “ODM manufacturers...provide both design and manufacturing services” is inconsistent with disclosure at pages 1 and 70 that, “We procure our products from...ODMs, who manufacture our products based on our product designs and specifications...” Please revise for consistency.

In response to the Staff’s comment, the Company has revised disclosure on pages 1, 78, and 86 of the Revised Draft Registration Statement accordingly.

Regulation, page 90

29.	In addition to summarizing the government regulations identified in this section, please revise to describe the material effects that such regulations have on your business. Refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98-112 of the Revised Draft Registration Statement accordingly.

Management

Employment Agreements, page 106

30.	Although you state that you have entered into contracts with “each of [y]our executive officers” through your subsidiary, only the form of employment agreement with your Chief Executive Officer is included in the exhibit index. Please file all employment agreements with executive officers as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

In response to the Staff’s comment, the company has revised the Exhibit Index on page II-4 of the Revised Draft Registration Statement accordingly. The Company respectfully submits that the form of employment agreement with the Chief Executive Officer also applies to other executive officers.

Principal Shareholders, page 107

31.	Please revise the beneficial ownership table to include all of your directors and executive officers, rather than solely Mr. Lin. Refer to Item 6.E of Form 20-F.

In response to the Staff’s comment, the Company has revised disclosure on page 118 of the Revised Draft Registration Statement accordingly.

Related Party Transactions, page 109

32.	Please provide all of the disclosure required pursuant to Item 7.B of Form 20-F. For example, you discuss transactions that occurred in the fiscal years ended December 31, 2022 and 2023, but Item 7.B requires information “for the period since the beginning of the company’s preceding three financial years up to the date of the document.” Further, there are a number of transactions, including advances and loans to the company, disclosed at pages F-26 through F-28 that are not addressed here. If these or other transactions constitute related party transactions that occurred within the timeframe set forth in Item 7.B, revise to provide all of the information called for by such item and file related agreements as exhibits to the registration statement, to the extent required by Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised disclosure on pages 121-122 of the Revised Draft Registration Statement accordingly. In addition, the Company respectfully submits to the Staff that it is in the process of preparing the disclosure relating to the related party transactions occurred in the fiscal year ended December 31, 2021 and such disclosure will be included in the next revised draft registration statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

33.	Please tell us your consideration of providing disaggregated revenue from your proprietary brands. In this regard, we note from your disclosure on page 1 that each brand “has its distinct product lines, marketing strategies and intended consumers.” Refer to ASC 606-10-55-89 through 91.

In response to the Staff’s comment, additional disclosure has been added in Amendment No. 2; please see page F-15 in Amendment No. 2.

Segment reporting, page F-18

34.	Please tell us how you determined that your online and offline operations do not represent separate operating segments pursuant to ASC 280.

In response to the Staff’s comment, following are the discussion of operation segment pursuant to ASC280.

The Chief Operating Decision Maker (CODM) of the Group has been identified as the Chief Executive Officer, Mr. Lin, who reviews the consolidated operating results regularly to make decisions about allocating resources and assessing performance of the Group.

In the Group, online and offline operations are viewed as two different distribution channels, rather than separate business segments. The Group does not have distinct segment managers for online and offline operations, nor does it maintain separate financial statements for these channels. The CODM of the Group aims to expand the customer reach as wide as possible, whether through online or offline channels.

Additionally, the procurement department is centrally managed and does not distinguish between online and offline procurement activities. This centralized approach ensures consistency and efficiency in our sourcing processes, regardless of the sales channel.

As a result, the Group determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating selling consumers lifestyle products through various sales channels.

General

35.	As we note that you have Hong Kong subsidiaries, please discuss applicable laws and regulations in Hong Kong, as well as the related risks and consequences. Examples of location-specific regulations that should be discussed include enforceability of civil liabilities in Hong Kong and China’s Enterprise Tax Law. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 33 of the Revised Draft Registration Statement accordingly.

36.	We note your disclosure on the cover page and at page 31 that you are subject to the Trial Measures in connection with this offering. Please revise where appropriate throughout the filing to discuss where you are in the Trial Measures process and related timing considerations. Where you discuss consequences of non-compliance at page 30, please identify revision of filing as a potential consequence. Lastly, we note several places where you suggest that you are uncertain as to whether the Trial Measures will apply to this offering. For example, your risk factor at page 29 is captioned, “The approval of or filing with the CSRC…may be required…” and states, “If the filing procedure with the CSRC under the Trial Measures is required for this offering…” Please revise for consistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 of the Revised Draft Registration Statement accordingly.

37.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP